As filed with the Securities and Exchange Commission on December 8, 2004
Registration No. 333-120910

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-3

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Trinity Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	75-0225040
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401
(214) 631-4420
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Michael G. Fortado, Esq.
Vice President & Secretary
2525 Stemmons Freeway
Dallas, Texas 75207-2401
(214) 631-4420
(Name and address, including zip code, and telephone
number, including area code, of agent for service)

Copies of communications to:

W. Scott Wallace, Esq.	Duncan McCurrach, Esq.
Haynes and Boone, LLP	Sullivan & Cromwell LLP
901 Main Street, Suite 3100	125 Broad Street
Dallas, Texas 75202	New York, New York 10004-2498
(214) 651-5000	(212) 558-4000

       Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the effective date of this registration statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☐

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

Subject to Completion. Dated December 8, 2004.

4,000,000 Shares

Common Stock

       All of the shares of our common stock in the offering are being sold by the selling stockholder. Trinity Industries, Inc. will not receive any of the proceeds from the sale of the shares in this offering.

       The common stock is listed on the New York Stock Exchange under the symbol “TRN”. The last reported sale price of the common stock on December 7, 2004 was $33.29 per share.

       See “Risk Factors” on page 3 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy and accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial Price to Public	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to the Selling Stockholder	$	$

       Goldman, Sachs & Co., the sole underwriter, expects to deliver the shares of common stock against payment in New York, New York on                 , 2004.

Goldman, Sachs & Co.

Prospectus dated                     , 2004.

PROSPECTUS SUMMARY

       Unless we indicate otherwise, references in this prospectus to “we,” “us,” “our” and “Trinity” are to Trinity Industries, Inc. and its subsidiaries on a consolidated basis. This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus as described under “Incorporation of Certain Documents by Reference.” This summary does not contain all the information that you should consider before investing in the shares being offered by this prospectus. You should carefully read this entire prospectus and the documents incorporated by reference into this prospectus.

Our Company

       We are a diversified industrial company providing a variety of products and services for the transportation, industrial and construction sectors. We are engaged in the manufacturing and marketing of railcars, inland barges, concrete and aggregates, highway safety products, beams and girders used in highway construction, weld pipe fittings and tank containers. In addition, we lease railcars to our customers through a captive leasing business, Trinity Industries Leasing Company, or TILC. We were incorporated in 1933 and have been publicly-traded since 1958.

       We are the market leader for many of our principal products. We serve our customers through manufacturing facilities located primarily in four countries, and have approximately 14,000 employees worldwide. We generated revenues of $1.43 billion for the year ended December 31, 2003 and $1.57 billion for the nine months ended September 30, 2004, although we had net losses for both periods.

       We serve our customers through five business groups:

•	Rail Group. Our Rail Group is the leading freight railcar manufacturer in North America and we believe we are one of the leading railcar manufacturers in Europe. We provide a full complement of railcars used for transporting a wide variety of liquids, gases and dry cargo.

•	Railcar Leasing and Management Services Group. Our Railcar Leasing and Management Services Group is a premier provider of railcar leasing and management services. We lease specialized types of tank and freight railcars. We believe our Railcar Leasing and Management Services Group is an important strategic resource that uniquely links our Rail Group with our customers and provides us with revenue and cash flow diversification.

•	Construction Products Group. Our Construction Products Group manufactures concrete and aggregates, highway safety products, beams and girders used in railway and highway bridge construction and weld pipe fittings. We believe we are a leader in the supply of ready mix concrete in several rural regions and smaller cities located throughout Texas. We believe we are the largest highway guardrail manufacturer in the United States based on revenues and the only full line producer of highway guardrails, crash cushions and other protective barriers.

•	Inland Barge Group. According to River Transport News, we are the largest producer of inland barges in the United States and we believe we are the largest producer of fiberglass barge covers, which are used primarily on grain barges. We manufacture a variety of dry-cargo barges, such as deck barges and open and covered hopper barges that transport various commodities, such as grain, coal and aggregates. We also produce tank barges used to transport liquid products. We have six manufacturing facilities strategically located along the U.S. inland river system.

•	Industrial Products Group. We believe we are a leading producer of tank containers and tank heads for pressure vessels. We manufacture our tanks in the United States, Mexico and Brazil. We market a portion of our industrial products in Mexico under the brand name of TATSA®. We also manufacture fertilizer containers for bulk storage, farm storage and the application and distribution of anhydrous ammonia.

       Trinity Industries, Inc. is a Delaware corporation. Our principal executive offices are located at 2525 Stemmons Freeway, Dallas, TX 75207-2401 and our telephone number at that address is (214) 631-4420. Our website is located at www.trin.net. The information on our website is not part of this prospectus.

This Offering

Common stock offered by the selling stockholder	4,000,000 shares

Common stock outstanding before and after this offering	47,557,191 shares(1)

Use of proceeds	We will not receive any proceeds from the sale of common stock in this offering. All net proceeds from such sales will be received by the selling stockholder.

NYSE symbol	“TRN”

Risk factors	See “Risk Factors” beginning on page 3 of this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

(1)	Based on the 47,557,191 shares outstanding as of October 29, 2004. Excludes 4,026,194 shares of our common stock currently issuable upon exercise of outstanding stock options and 2,671,200 shares of our common stock currently issuable upon conversion of our Series B redeemable convertible preferred stock.

RISK FACTORS

       In addition to the other information included in or incorporated by reference into in this prospectus, you should carefully consider the following factors before making an investment decision. The occurrence of any one or more of the following could materially adversely affect our business, financial condition and results of operations and your investment in our common stock.

Risks Relating to Our Business

The cyclical nature of our business results in lower revenues during economic downturns.

       We operate in cyclical industries. Downturns in overall economic conditions usually have a significant adverse effect on cyclical industries due to a decreased demand for new and replacement products. Decreased demand could continue to result in lower sales volumes, lower prices and/or a loss of profits. The railcar industry recently experienced a deep down cycle and operated with a minimal backlog. If this down cycle were to return, we could experience increased losses and could make plant closures, suspend production and incur related costs.

Litigation claims could increase our costs and weaken our financial condition.

       We and our subsidiaries are currently and may from time to time be involved in various legal proceedings arising out of our operations. In one such legal proceeding, we and our wholly owned subsidiary, Trinity Marine Products, or TMP, have been named co-defendants in four separate lawsuits filed by certain purchasers of our inland barges. These claims assert damages arising from alleged defects in coating materials supplied by a co-defendant and coatings application workmanship by TMP. The plaintiffs in these cases seek compensatory and punitive damages and/or rescission of the barge purchase contracts. In one of the four cases, the plaintiff has petitioned the court for certification of a class, which, if certified by the court, could potentially increase the total number of barges involved in the litigation. Absent class certification in this case, two of the suits involve 24 tank barges sold at an approximate average price of $1.4 million, and the other two suits involve 140 hopper barges sold at an approximate average price of $280,000. In addition, as of September 30, 2004, one of the four plaintiffs owed TMP approximately $8.9 million related to contracts for barges not involved in the litigation. TMP has filed suit for collection of the past due amounts.

       On March 15, 2004, we entered into a settlement agreement with a purchaser in litigation similar to that described above related to 28 tank barges owned and/or operated by such purchaser, pursuant to which we and the purchaser agreed to, among other elements, joint monitoring of the barge coating and void compartment maintenance procedures and a mutual release of all claims against one another.

       In an unrelated claim, we filed a declaratory judgment action against purchasers of certain of our inland barges, coating manufacturers and these manufacturers’ insurance carriers with respect to TMP’s rights and obligations regarding 65 tank barges sold to such purchasers. In December 2003, these purchasers filed a reconventional demand for alleged coating defects, claiming $6.5 million in actual damages and $10.0 million in punitive damages.

       The transportation of commodities by railcar or barge raises potential risks in the event of a derailment, spill or other accident. Generally, liability under existing law in the United States for a derailment, spill or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar or its components. However, for certain hazardous commodities being shipped, strict liability concepts may apply.

       We have appealed a final judgment in the amount of $38.1 million (inclusive of fees, costs and judgment interest) against Transit Mix Concrete and Materials Company, our wholly owned subsidiary, relating to an employee of an independent contractor who died following an accident that occurred while working at one of our manufacturing facilities. We believe we are insured for liability in this case, if any, in excess of $3.0 million.

       While we maintain reserves and liability insurance at coverage levels based upon commercial norms in our industries, our reserves may be inadequate to cover these claims or lawsuits or any future claims or lawsuits arising from our businesses, and any such claims or lawsuits could have a material adverse effect on our business, operations or overall financial condition.

Increases in the price and demand for steel could lower our margins and profitability.

       The principal material used by us in our railcar, inland barge and industrial products operating segments is steel. The price of steel in the United States has been increasing due to several factors. Primary causes are the significant increase in scrap prices, increased U.S. demand, lack of foreign imports, reduced capacity due to consolidation and scarcity of other raw inputs. Raw inputs, especially scrap, are in tight supply due to foreign demand, primarily from China. China is absorbing not only raw inputs but also significant amounts of global supply. U.S. imports are expensive and are also limited because of the weaker U.S. dollar and the significant increase in global freight rates. In 2004, spot market pricing for plate products and hot-rolled coil has shown a substantial increase. Some of our steel suppliers have implemented surcharges based on rising steel prices.

       These steel market issues have also negatively impacted the price and availability of key railcar and barge components, many of which are manufactured predominantly through the use of scrap or steel. Many of our suppliers of subassemblies and parts are smaller companies which may experience higher steel prices and limited access in times of tight supply. Also, due to consolidation and challenging industry conditions, there are only one major and two smaller U.S. suppliers of large railroad castings for freight cars. While we believe we have contracts and other relationships in place sufficient to meet our current product forecasts, any unanticipated interruption in our supply chain or further raw material price increases would have an impact on both our margins and production schedules as we work to meet market demands.

We have potential exposure to environmental liabilities, which may increase costs and lower profitability.

       Our operations are subject to extensive and frequently changing federal, state and local environmental laws and regulations, including those dealing with air quality and the handling and disposal of waste products, fuel products and hazardous substances. In particular, we may incur remediation costs and other related expenses because:

•	Some of our manufacturing facilities were constructed and operated before the adoption of current environmental laws and the institution of compliance practices; and

•	Some of the products that we manufacture are used to transport hazardous materials.

       Furthermore, although we intend to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, we may be unable to identify or be indemnified for all potential environmental liabilities relating to any acquired business. Environmental liabilities incurred by us, if not covered by adequate insurance or indemnification, will increase our respective costs and have a negative impact on our profitability.

We compete in highly competitive industries, which may impact our respective financial results.

       We face aggressive competition in all geographic markets and each industry sector in which we operate. As a result, competition on pricing is often intense. The effect of this competition could reduce our revenues, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

If our railcar leasing subsidiary is unable to obtain acceptable long-term financing of its railcar lease fleet, our lenders may foreclose on the portion of our lease fleet that secures our warehouse facility.

       Trinity Industries Leasing Company, or TILC, our wholly owned captive leasing subsidiary, uses borrowings under a warehouse facility to initially finance the railcars it purchases from us. Borrowings under the warehouse facility are secured by the specific railcars financed by such borrowings and the underlying leases. The warehouse facility is non-recourse (as set forth in the warehouse facility and related documents) to us and to our subsidiaries other than TRL II, a qualified subsidiary of TILC that is the borrower under the warehouse facility. Borrowings under the warehouse facility are available through August 2005, and unless renewed would be payable in three equal installments in February 2006, August 2006, and February 2007. A decline in the value of the railcars securing borrowings under the warehouse facility, or in the creditworthiness of the lessees under the associated leases, could reduce TRL II’s ability to obtain long-term financing for such railcars. Additionally, fluctuations in interest rates from the time TRL II purchases railcars with short-term borrowings under the warehouse facility and the time TRL II obtains permanent financing for such railcars could decrease our profitability on the leasing of the railcars and could have an adverse impact on our financial results. If TRL II is unable to obtain long-term financing to replace borrowings under the warehouse facility, Trinity may decide to satisfy TRL II’s indebtedness under the warehouse facility or the lenders under the warehouse facility may foreclose on the portion of TRL II’s lease fleet pledged to secure this facility. As of September 30, 2004, there was $47.1 million of indebtedness outstanding and $252.9 million of available borrowings under the warehouse facility.

We may be unable to remarket leased railcars on favorable terms, which could result in lower lease utilization rates and reduced revenues.

       The profitability of our railcar leasing business is dependent in part on our ability to re-lease or sell railcars we own upon the expiration of existing lease terms. Our ability to remarket leased railcars profitably is dependent upon several factors, including, among others:

•	the cost of and demand for newer models;

•	the availability in the market generally of other used or new railcars;

•	the degree of obsolescence of the leased railcars;

•	prevailing market and economic conditions, including interest and inflation rates;

•	the need for refurbishment;

•	the cost of materials and labor; and

•	volume of railcar traffic.

       A downturn in the industries in which our lessees operate and decreased demand for railcars could also increase our exposure to remarket risk because lessees may demand shorter lease terms, requiring us to remarket leased railcars more frequently. Furthermore, the resale market for previously leased railcars has a limited number of potential buyers. Our inability to re-lease or sell leased railcars on favorable terms could result in lower lease utilization rates and reduced revenues.

Fluctuations in the supply of component parts used in the production of our products could have a material adverse effect on our ability to cost effectively manufacture and sell our products.

       A significant portion or our business depends on the adequate supply of numerous specialty components such as brakes, wheels, side frames and bolsters at competitive prices. We depend on third-party suppliers for a significant portion of our component part needs. Specialty components comprise a significant portion of the production cost of each railcar we manufacture. Due to consolidations and challenging industry conditions, the number of alternative suppliers of specialty components has declined in recent years, though generally a minimum of three suppliers continue to produce each type of component we use in our products. While we endeavor to be diligent in contractual relationships with our suppliers, a significant decrease in the availability of specialty components could materially increase our cost of goods sold or prevent us from manufacturing our products on a timely basis.

Reductions in the availability of energy supplies or an increase in energy costs may increase our operating costs.

       We use natural gas at our manufacturing facilities and use diesel fuel in vehicles to transport our tank containers to customers and to operate our plant equipment. Over the past three years, prices for natural gas have fluctuated significantly. An outbreak or escalation of hostilities between the United States and any foreign power and, in particular, a prolonged armed conflict in the Middle East, could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in the cost of natural gas prices or energy generally. Future limitations on the availability or consumption of petroleum products and/or an increase in energy costs, particularly natural gas for plant operations and diesel fuel for vehicles and plant equipment, could have an adverse effect upon our ability to conduct our business cost effectively.

Our manufacturer’s warranties expose us to potentially significant claims.

       We warrant the workmanship and materials of many of our products under limited warranties. Accordingly, we may be subject to significant warranty claims in the future such as multiple claims based on one defect repeated throughout our mass production process or claims for which the cost of repairing the defective part is highly disproportionate to the original cost of the part. These types of warranty claims could result in costly product recalls, significant repair costs and damage to our reputation.

Increasing insurance claims and expenses could lower profitability and increase business risk.

       The nature of our business subjects us to product liability, property damage and personal injury claims, especially in connection with the repair and manufacture of products that transport hazardous or volatile materials. We maintain reserves and liability insurance coverage at levels based upon commercial norms in the industries in which we operate and our historical claims experience. Over the last several years, insurance carriers have raised premiums for many companies operating in our industries. Increased premiums may further increase our insurance expense as coverages expire or cause us to raise our self-insured retention. If the number or severity of claims for which we are self-insured increases, we could suffer costs in excess of our reserves. An unusually large liability claim or a string of claims based on a failure repeated throughout our mass production process may exceed our insurance coverage or result in direct damages if we were unable or elected not to insure against certain hazards because of high premiums or other reasons. In addition, the availability of, and our ability to collect on, insurance coverage is often subject to factors beyond our control. Moreover, any accident or incident involving us, even if we are fully insured or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could significantly affect the cost and availability of insurance in the future.

Risks related to our operations outside of the United States could decrease our profitability.

       Our operations outside of the United States are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade or economic changes or instability could limit or curtail our respective foreign business activities and operations. Some foreign countries where we operate have regulatory authorities that regulate railroad safety, railcar design and railcar component part design, performance and manufacture used on their railroad systems. If we fail to obtain and maintain certifications of our railcars and railcar parts within the various foreign countries where we operate, we may be unable to market and sell our railcars in those countries. In addition, unexpected changes in regulatory requirements, tariffs and other trade barriers, more stringent rules relating to labor or the environment, adverse tax consequences and price exchange controls could limit operations and make the manufacture and distribution of our products difficult. Furthermore, any material change in the quotas, regulations or duties on imports imposed by the U.S. government and agencies or on exports by the government of Mexico or its agencies could affect our ability to export the railcars and propane tanks that we manufacture in Mexico.

Because we do not have employment contracts with our key management employees, we may not be able to retain their services in the future.

       Our success depends on the continued services of our key management employees, none of whom currently have employment agreements with us. Although we have historically been successful in retaining the services of our key management, we may be unable to do so in the future. The loss of the services of one or more key members of our management team could result in increased costs associated with attracting and retaining a replacement and could disrupt our operations and result in a loss of revenues.

Repercussions from terrorist activities or armed conflict could harm our business.

       Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or its interests abroad may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. In particular, the negative impacts of these events may affect the industries in which we operate. This could result in delays in or cancellations of the purchase of our products or shortages in raw materials or component parts. Any of these occurrences could have a significant adverse impact on our operating results, revenues and costs.

Violations of or changes in the regulatory requirements applicable to the industries in which we operate may increase our operating costs.

       We are subject to extensive regulation by governmental regulatory and industry authorities. Our railcar operations are subject to regulation by the Environmental Protection Agency; the Research and Special Programs Administration, a division of the Department of Transportation; the Federal Railroad Administration, a division of the Department of Transportation; and the Association of American Railroads. These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance and related standards for railcars; safety of railroad equipment, tracks and operations; and packaging and transportation of hazardous materials. Future changes that affect compliance costs may materially increase our operating costs.

       Our Inland Barge operations are subject to regulation by the United States Coast Guard; the National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation; and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents and recommend improved safety standards. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations.

       Our operations are also subject to regulation of health and safety matters by the United States Occupations Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against us for work-related illnesses or injury, and the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which we operate could increase our operating costs. We are unable to predict the ultimate cost of compliance with these health and safety laws and regulations. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings or if we were found to be responsible or liable in any litigation or proceedings, that such costs would not be material to us.

We may be required to reduce our inventory carrying values, which would negatively impact our financial condition and results of operations.

       We are required to record our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded reductions in inventory carrying values in recent periods due to discontinuance of product lines as well as changes in market conditions due to changes in demand requirements. We may be required to reduce inventory carrying values in the future due to a decline in market conditions in the railcar business, which could have an adverse effect on our financial condition and results of operations.

We may be required to reduce the value of our long-lived assets and/or goodwill, which would weaken our financial condition and results of operations.

       We periodically evaluate the carrying values of our long-lived assets to be held and used for potential impairment. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable and the fair value of the asset is less than the carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the estimated cost to dispose of the assets. In addition, we are required, at least annually, to evaluate goodwill related to acquired businesses for potential impairment indicators that are based on legal factors, market conditions in the United States and Europe and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss related to reductions in the value of our long-lived assets or our goodwill would weaken our financial condition and results of operations.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

       We are exposed to risks associated with fluctuations in interest rates and changes in foreign currency exchange rates. We seek to minimize these risks, when considered appropriate, through the use of currency and interest rate hedges and similar financial instruments and other activities, although these measures may not be implemented or effective. Any material and untimely changes in interest rates or exchange rates could result in significant losses to us.

Risks Relating to Our Indebtedness

Our substantial indebtedness could cause our financial health to decline and make it more difficult for us to fund our operations.

       We now have, and will continue to have, a significant amount of indebtedness. At September 30, 2004, we had total indebtedness of $522.4 million on a consolidated basis and $250.0 million of available borrowings under our amended and restated senior secured revolving credit facility. Additionally, as of September 30, 2004, TRL II had $252.9 million of available borrowings under its warehouse facility.

       Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a disadvantage compared to competitors that have less debt; and

•	limit our ability to borrow additional funds.

Restrictive covenants in our amended and restated senior secured revolving credit facility and the indenture for our 6 1/2% senior notes due 2014 may restrict our ability to pursue our business strategies.

       Our amended and restated senior secured revolving credit facility and the indenture for our 6 1/2% senior notes due 2014 could limit our ability, among other things, to:

•	incur additional debt;

•	make certain distributions, investments and other restricted payments;

•	enter into agreements that restrict distributions from our restricted subsidiaries;

•	sell assets;

•	enter into transactions with affiliates;

•	create certain liens; and

•	merge, consolidate or sell substantially all of our assets.

       In addition, our amended and restated senior secured revolving credit facility will require us to maintain financial ratios. We may be unable to maintain these ratios. Covenants in our amended and restated senior secured revolving credit facility may also impair our ability to finance future operations or capital needs, to enter into acquisitions or joint ventures, or to engage in other favorable business activities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       Some statements in this prospectus (or otherwise made by us or on our behalf from time to time in other reports, filings with the Commission, news releases, conferences, World Wide Web postings or otherwise) which are not historical facts, may be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying these forward-looking statements. We use the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “forecasts,” “may,” “will,” “should” and similar expressions to identify these forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience of our present expectations. Factors that could cause these differences include, but are not limited to, those discussed under “Risk Factors” and:

•	market conditions and demand for our products;

•	the cyclical nature of both the railcar and barge industries;

•	variations in weather in areas where construction products are sold and used;

•	the timing of introduction of new products;

•	the timing of customer orders;

•	price changes;

•	changes in mix of products sold;

•	the extent of utilization of manufacturing capacity;

•	availability and costs of component parts, supplies and raw materials;

•	competition and other competitive factors;

•	changing technologies;

•	steel prices;

•	surcharges added to fixed pricing agreements for raw materials;

•	interest rates and capital costs;

•	long-term funding of our leasing warehouse facility;

•	taxes;

•	the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico and Romania;

•	changes in import and export quotas and regulations;

•	business conditions in emerging economies;

•	results of litigation; and

•	legal, regulatory and environmental issues.

       Any forward-looking statement speaks only as of the date on which such statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the SEC a registration statement on Form S-3 (No. 333-120910) under the Securities Act of 1933 relating to the common stock offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus.

       We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.trin.net. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Because our common stock is listed on the New York Stock Exchange, or NYSE, you may also inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

       The SEC allows us to “incorporate by reference” into this prospectus information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

       You may request a copy of these filings (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost by writing to us at the following mailing address or telephoning us at the following number: Trinity Industries, Inc., 2525 Stemmons Freeway, Dallas, Texas 75207-2401 (telephone number: 214-631-4420).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       We are incorporating by reference into this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Current Reports on Form 8-K dated February 27, 2004, March 10, 2004, March 15, 2004, August 5, 2004, October 14, 2004, November 23, 2004 and November 30, 2004;

•	The description of our common stock contained in our Current Report on Form 8-K dated November 30, 2004; and

•	The description of our rights to purchase Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed with the SEC on April 2, 1999, as amended by filings on August 22, 2001 and October 31, 2001, including any amendments or reports filed subsequent to the date hereof for the purpose of updating that description.

       In addition, we incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering. All filings filed by us pursuant to the

Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall also be deemed to be incorporated by reference into this prospectus.

       Any statement contained in this prospectus or in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

       As used in this prospectus, the term “prospectus” means this prospectus, including the documents incorporated by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents that have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) and a copy of any or all other contracts or documents which are referred to in this prospectus. You may request a copy of these filings at the address and telephone number set forth in the “Where You Can Find More Information” section.

USE OF PROCEEDS

       We will not receive any proceeds from the sale of common stock in this offering. All net proceeds from such sales will be received by the selling stockholder.

SELLING STOCKHOLDER

       Thrall Investment Company, L.L.C. is selling all of the 4,000,000 shares of our common stock offered by this prospectus. The selling stockholder is an affiliate of Duchossois Industries, Inc. In October 2001, we acquired Thrall Car Manufacturing Company from certain affiliates of Duchossois Industries by merger for cash and 7,150,000 shares of our common stock, all of which are currently held by the selling stockholder. The shares of common stock offered hereby are part of the shares received in the merger.

       As of November 30, 2004, Thrall Investment Company II, L.L.C., or TIC II, and Thrall Car Management Company, Inc., or TCMC, each an affiliate of Duchossois Industries, owned in the aggregate 1,100,000 shares of our common stock, and Craig J. Duchossois, the chief executive officer of Duchossois Industries, who was appointed and serves currently as one of our directors pursuant to a stockholders agreement that we entered into in connection with the Thrall Car Manufacturing Company merger, owns 150 shares of our common stock and has the right to acquire 12,500 shares of our common stock under stock options from us.

       Mr. Duchossois is an operating board member and executive officer of the selling stockholder and TIC II, and a director and executive officer of TCMC, and has the ability to vote a majority of the voting interests in each of the selling stockholder, TIC II and TCMC.

       We are registering the offer and sale of the shares offered by this prospectus because the selling stockholder has exercised one of its registration rights under the registration rights agreement entered into at the time of the merger. In connection with this offering, we have waived a right of first refusal and certain other rights and restrictions under a stockholders agreement that we entered into in connection with the merger, which governs, among other things, the disposition of shares of our common stock offered by this prospectus.

       The following table sets forth the number of shares of our common stock the selling stockholder will beneficially own immediately before and after this offering, in each case together with the percentage of the total voting power of our capital stock represented by such shares (based on the 47,557,191 shares outstanding as of October 29, 2004). The information included in the table as to the selling stockholder has been furnished to us by or on behalf of the selling stockholder for inclusion in this prospectus. The information is based upon the assumption that the selling stockholder does not sell any shares of our common stock shown in the table as owned other than the shares of common stock to be sold under this prospectus.

Beneficial
	Beneficial			Ownership After
	Ownership Prior to			Completion of the
	the Offering			Offering

Name of Beneficial Owner	Shares	Percent	Shares to be Sold	Shares	Percent

Thrall Investment Company, L.L.C.	7,150,000	15.03%	4,000,000	3,150,000	6.62%

UNDERWRITING

       We, the selling stockholder and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the shares offered hereby.

       Goldman, Sachs & Co. is committed to take and pay for all of the shares being offered, if any are taken.

       The following table shows the per share and total underwriting discounts and commissions to be paid to Goldman, Sachs & Co. by the selling stockholder.

Paid by the Selling Stockholder

Per Share	$
Total	$

       Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on                     , 2004. Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from Goldman, Sachs & Co. to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, Goldman, Sachs & Co. may change the offering price and the other selling terms.

       The selling stockholder, Thrall Car Management Company, Inc. and Thrall Investment Company II, L.L.C. have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. We have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans or the conversion or exchange of any of our outstanding convertible or exchangeable securities or any contract to sell up to an aggregate of 5% of our outstanding stock (outstanding immediately after the offering and sale of the shares to be sold in this offering) issued (i) for cash in connection with any strategic transaction that includes a commercial relationship involving us and other entities, including joint ventures or (ii) any contract to give as direct consideration our common stock in connection with the acquisition by us of any businesses or products.

       In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than Goldman, Sachs & Co. required to purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

       We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus (or a post-effective amendment).

       Goldman, Sachs & Co. has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Trinity; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

       The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and Goldman, Sachs & Co. has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

       We and the selling stockholder estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions and expenses payable by the selling stockholder, will be approximately $342,698. We will pay for these expenses.

       We and the selling stockholder have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

       Goldman, Sachs & Co. and its respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Trinity, for which they received or will receive customary fees and expenses.

VALIDITY OF COMMON STOCK

       The validity of the shares of common stock being offered hereby will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas, and for Goldman, Sachs & Co. by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

       Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2004, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

4,000,000 Shares

Trinity Industries, Inc.
Common Stock

Goldman, Sachs & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

       The following table sets forth the various expenses and costs payable by us in connection with the issuance and distribution of the securities to be registered (other than underwriting discounts and commissions). All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$17,698
Printing and engraving expenses	$50,000
Legal fees and expenses	$125,000
Accounting fees and expenses	$100,000
Miscellaneous expenses	$50,000
Total	$342,698

Item 15.	Indemnification of Directors and Officers

       (a) Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, a “Proceeding”) (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

       Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against such expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

       Further, Section 145(c) of the DGCL provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

       Section 145(f) of the DGCL provides that the statutory provisions on indemnification are not exclusive of indemnification provided pursuant to, among other things, the bylaws or indemnification agreements. Our Bylaws contain provisions regarding the indemnification of our directors and officers. Article VI of our Bylaws provides for the indemnification of our officers and directors to substantially the same extent permitted by the DGCL.

       The indemnification described above (unless ordered by a court) shall be paid by us unless a determination is made that indemnification of the director, officer, employee or agent is not proper in the circumstances because he has not met the applicable standard of conduct set forth above. This determination must be made:

•	by our Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such Proceeding;

•	if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

•	by Trinity’s stockholders.

       Article VI of our Bylaws provides that costs, charges and expenses (including attorneys’ fees) incurred by a person seeking indemnification under Article VI of our Bylaws in defending a Proceeding shall be paid by us in advance of the final disposition of such Proceeding; provided, however, that the payment of such costs, charges and expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer) in advance of the final disposition of such Proceeding shall be made only upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by us. Such costs, charges and expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as our Board of Directors deems appropriate. Our Board of Directors may, upon approval of such director, officer, employee or agent of Trinity, authorize Trinity’s counsel to represent such person in any Proceeding, whether or not Trinity is a party to such Proceeding.

       Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but excludes specifically liability for any:

•	breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	transactions from which the director derived an improper personal benefit.

       The provision does not limit equitable remedies, such as an injunction or rescission for breach of a director’s fiduciary duty of care.

       Our Certificate of Incorporation contains a provision eliminating the personal liability of a director from breaches of fiduciary duty, subject to the exceptions described above.

       (b) We have entered into indemnity agreements with our directors and officers that establish contract rights to indemnification substantially similar to the rights to indemnification provided for in our Bylaws.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit
No.		Description

(1.1)		Form of Underwriting Agreement (filed herewith).
(4.1)		Certificate of Incorporation of Trinity Industries, Inc., as amended (incorporated by reference to Form 10-K filed March 20, 2002).
(4.2)		By-Laws of Trinity Industries, Inc. (incorporated by reference to Exhibit 3.2 to our Form 10-K filed March 20, 2002).
(4.3)		Specimen Common Stock Certificate of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.1 to our Form S-4 filed July 21, 2004).
(4.4)		Rights Agreement dated March 11, 1999 (incorporated by reference to our Form 8-A filed April 2, 1999).
(4	.4.1)	Amendment No. 1 to the Rights Agreement dated as of August 12, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent (incorporated by reference to Exhibit 2 to our Form 8-A/A filed August 22, 2001).
(4	.4.2)	Amendment No. 2 to the Rights Agreement dated as of October 26, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated August 13, 2001 (incorporated by reference to Exhibit 4 to our Form 8-A/A filed October 31, 2001).
(4.5)		Registration Rights Agreement dated as of October 26, 2001 by and between Trinity Industries, Inc. and Thrall Car Management Company, Inc. (incorporated by reference to Exhibit 4.3 to our Form S-4 filed July 21, 2004).
(4.6)		Pass Through Trust Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to our Form 8-K filed February 19, 2002).
(4	.6.1)	[A] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to our Form 8-K filed February 19, 2002).
(4	.6.2)	[B] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to our Form 8-K filed February 19, 2002).
(4	.6.3)	[C] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to our Form 8-K filed February 19, 2002).
(4.7)		Registration Rights Agreement dated as of March 10, 2004 by and among Trinity Industries, Inc., certain subsidiary guarantors party thereto and J.P. Morgan Securities Inc., as Representative of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to our Form S-4 filed July 21, 2004).
(4.8)		Indenture dated as of March 10, 2004 by and between Trinity Industries, Inc., certain subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.6 to our Form S-4 filed July 21, 2004).
(4.9)		Form of 6 1/2% Senior Note due 2014 of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.7 to our Form S-4 filed July 21, 2004).
(5.1)		Opinion of Haynes and Boone, LLP (previously filed).
(23.1)		Consent of Ernst & Young LLP (filed herewith).

Exhibit
No.	Description

(23.2)	Consent of Haynes and Boone, LLP (included in its legal opinion filed as Exhibit 5.1).
(24.1)	Power of Attorney of the Officers and Directors of Trinity Industries, Inc. (included on the signature pages of the initial filing).

Item 17.	Undertakings

       (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

       (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 8th day of December, 2004.

TRINITY INDUSTRIES, INC.

By:	/s/ JOHN L. ADAMS

John L. Adams
Executive Vice President

       Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons and in the following capacities on the 8th day of December, 2004.

Signature	Title

TIMOTHY R. WALLACE* Timothy R. Wallace	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)

JIM S. IVY* Jim S. Ivy	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

CHARLES MICHEL* Charles Michel	Vice President and Controller (Principal Accounting Officer)

DAVID W. BIEGLER* David W. Biegler	Director

CRAIG J. DUCHOSSOIS* Craig J. Duchossois	Director

RONALD J. GAFFORD* Ronald J. Gafford	Director

BARRY J. GALT* Barry J. Galt	Director

CLIFFORD J. GRUM* Clifford J. Grum	Director

JESS T. HAY* Jess T. Hay	Director

Signature	Title

DIANA S. NATALICIO* Diana S. Natalicio	Director

John L. Adams, by signing his name hereto, does sign and execute this Amendment No. 1 to the Registration Statement on behalf of each of the above-named officers and directors of the registrant on this 8th day of December, 2004, pursuant to powers of attorney executed by each such officers and directors, and previously filed with the Securities and Exchange Commission.

*By:	/s/ JOHN L. ADAMS John L. Adams Attorney-In-Fact

EXHIBIT INDEX

Exhibit
No.		Description

(1.1)		Form of Underwriting Agreement (filed herewith).
(4.1)		Certificate of Incorporation of Trinity Industries, Inc., as amended (incorporated by reference to Form 10-K filed March 20, 2002).
(4.2)		By-Laws of Trinity Industries, Inc. (incorporated by reference to Exhibit 3.2 to our Form 10-K filed March 20, 2002).
(4.3)		Specimen Common Stock Certificate of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.1 to our Form S-4 filed July 21, 2004).
(4.4)		Rights Agreement dated March 11, 1999 (incorporated by reference to our Form 8-A filed April 2, 1999).
(4	.4.1)	Amendment No. 1 to the Rights Agreement dated as of August 12, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent (incorporated by reference to Exhibit 2 to our Form 8-A/A filed August 22, 2001).
(4	.4.2)	Amendment No. 2 to the Rights Agreement dated as of October 26, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated August 13, 2001 (incorporated by reference to Exhibit 4 to our Form 8-A/A filed October 31, 2001).
(4.5)		Registration Rights Agreement dated as of October 26, 2001 by and between Trinity Industries, Inc. and Thrall Car Management Company, Inc. (incorporated by reference to Exhibit 4.3 to our Form S-4 filed July 21, 2004).
(4.6)		Pass Through Trust Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to our Form 8-K filed February 19, 2002).
(4	.6.1)	[A] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to our Form 8-K filed February 19, 2002).
(4	.6.2)	[B] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to our Form 8-K filed February 19, 2002).
(4	.6.3)	[C] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to our Form 8-K filed February 19, 2002).
(4.7)		Registration Rights Agreement dated as of March 10, 2004 by and among Trinity Industries, Inc., certain subsidiary guarantors party thereto and J.P. Morgan Securities Inc., as Representative of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to our Form S-4 filed July 21, 2004).
(4.8)		Indenture dated as of March 10, 2004 by and between Trinity Industries, Inc., certain subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.6 to our Form S-4 filed July 21, 2004).
(4.9)		Form of 6 1/2% Senior Note due 2014 of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.7 to our Form S-4 filed July 21, 2004).
(5.1)		Opinion of Haynes and Boone, LLP (previously filed).
(23.1)		Consent of Ernst & Young LLP (filed herewith).
(23.2)		Consent of Haynes and Boone, LLP (included in its legal opinion filed as Exhibit 5.1).
(24.1)		Power of Attorney of the Officers and Directors of Trinity Industries, Inc. (included on the signature pages of the initial filing).